UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)1

Entravision Communications Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class and Securities)

29382R 10 7

(CUSIP Number of Class of Securities)

C. Douglas Kranwinkle

Univision Communications Inc.

605 Third Avenue, 12th Floor,

New York, NY 10158

212-455-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29382R 10 7	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Univision Communications Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* BK, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or (2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 9,352,729
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 9,352,729
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,352,729
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.19%
14.	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29382R 10 7	Page 3 of 6 Pages

Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends the following items on Amendment No. 11 to the Schedule 13D originally filed by the Reporting Person on March 30, 2007. The filing of this Schedule 13D is not, and should not be, an admission that such Schedule 13D is required to be filed.

Item 2.	Identity and Background

This statement is being filed by Univision Communications, Inc., a Delaware corporation (“Univision”). The business address for Univision is 605 Third Avenue, 12th Floor, New York, New York 10158.

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of Univision, reference is made to Schedule I hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number of securities to which this Schedule 13D relates is 9,352,729 shares of Class U common stock (the “Securities”) representing 15.19% of the outstanding 61,573,577 shares of Entravision Communication Corporation’s (the “Issuer”) Class A common stock (assuming the Issuer’s Class U common stock, but not the Issuer’s Class B common stock, are converted) as of March 26, 2009. All of the Securities are shares of Class U common stock of the Issuer that are automatically converted into shares of Class A common stock of the Issuer in connection with any transfer by the Reporting Person to a third party that is not an affiliate of the Reporting Person, in accordance with the Issuer’s Second Amended and Restated Certificate of Incorporation. The conversion ratio is 1:1. The Securities represent approximately 9.94% of the Issuer’s Class A common stock assuming conversion of the Class B common stock and Class U common stock and the exercise of all outstanding options and restricted stock units as of March 26, 2009.

(b)	The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Securities.

(c)	On March 26, 2009, Thomas Weisel Partners LLC purchased 6,300,000 shares of Class U common stock from Univision at a price of $0.35 per share, for an aggregate purchase price of $2,205,000. Besides this transaction, the Reporting Person has not engaged in any transactions with respect to the Issuer’s Class U common stock or Class A common stock in the past 60 days.

(d)	No person other than Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Securities.

(e)	Not applicable.

CUSIP No. 29382R 10 7	Page 4 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person and Thomas Weisel Partners LLC (“TWP”) entered into that certain Stock Purchase Agreement as of March 26, 2009 (the “Agreement”), whereby Reporting Person agreed to sell 6,300,000 shares of Class U Common Stock which were converted into 6,300,000 shares of Class A Common Stock (the “Purchased Shares”) to TWP.

Under the terms of the Agreement, over a period following the date of the Agreement, Univision may be entitled to receive or may be required to pay, an amount based upon the net proceeds from the sale of the Purchased Shares by TWP.

Item 7.	Materials to be filed as Exhibits

* Exhibit 1 - Stock Purchase Agreement entered into as of March 26, 2009, by and between Univision Communications Inc and Thomas Weisel Partners LLC.

*	Confidential treatment has been requested for portions of this exhibit. Portions of this document have been omitted and submitted separately to the Securities and Exchange Commission.

CUSIP No. 29382R 10 7	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

Univision Communications Inc.

By:	/s/ Andrew W. Hobson
Name:	Andrew W. Hobson
Title:	Senior Executive Vice President and Chief Financial Officer

CUSIP No. 29382R 10 7	Page 6 of 6 Pages

Schedule I

INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS AND DIRECTORS OF UNIVISION

COMMUNICATIONS, INC.

The following sets forth as to each of the executive officers and directors of Univision: his or her name; his or her business address; his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. The business address of each of the executive officers is 605 Third Avenue, 12th Floor, New York, New York 10158. The business address of the directors affiliated with Madison Dearborn Partners, LLC is Three First National Plaza, Suite 3800, Chicago, Illinois, 60602. The business address of the directors affiliated with TPG Capital is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. The business address of the directors affiliated with Saban Capital Group is 10100 Santa Monica Boulevard, Los Angeles, California 90067. The business address of the directors affiliated with Providence Equity Partners, Inc. is 50 Kennedy Plaza, 11th Floor, Providence, Rhode Island 02903. To the knowledge of the undersigned, each individual specified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Executive Officers	Principal Occupation
Joseph Uva	Chief Executive Officer
Andrew W. Hobson	Senior Executive Vice President, Treasurer and Chief Financial Officer
C. Douglas Kranwinkle	Executive Vice President - Law and Secretary
Ray Rodriguez	President and Chief Operating Officer
Peter H. Lori	Senior Vice President, Controller and Chief Accounting Officer
Cesar Conde	Executive Vice President and Chief Strategy Officer

Directors	Principal Occupation
Zaid Alsikafi	Director, Madison Dearborn Partners, LLC
David Bonderman	Founding Partner, TPG Capital
Adam Chesnoff	President and Chief Operating Officer, Saban Capital Group, Inc.
Henry G. Cisneros	Founder and Chairman of CityView America
Michael P. Cole	Managing Director, Madison Dearborn Partners, LLC
Kelvin L. Davis	Senior Partner, TPG Capital
Albert J. Dobron	Managing Director, Providence Equity Partners, Inc.
Gloria Estefan	Entertainer
Mark J. Masiello	Managing Director, Providence Equity Partners, Inc.
Jonathan M. Nelson	President & Chief Executive Officer, Providence Equity Partners, Inc.
James N. Perry, Jr.	Managing Director, Madison Dearborn Partners, LLC
David Trujillo	Principal, TPG Capital
Haim Saban	Chairman and Chief Executive Officer, Saban Capital Group
Joseph Uva	Chief Executive Officer of Univision